Keypath Education International, Inc.
1501 Woodfield Rd, Suite 204N
Schaumburg, IL 60173

April 22, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn: Patrick Kuhn, Adam Phippen, Jenna Hough, and Mara Ransom

Re:	Keypath Education International, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed April 4, 2024 File No. 000-56641

Dear Mr. Kuhn, Mr. Phippen, Ms. Hough, and Ms. Ransom:

On behalf of Keypath Education International, Inc. (the “Company” or “we”), I am responding to the comments contained in the letter dated April 18, 2024 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company, relating to Amendment No. 1 to the Company’s Registration Statement on Form 10-12G filed on April 4, 2024 (the “Form 10”). The Staff’s comments from the Letter are included below in bold type for convenience of reference, each of which is followed by the Company’s response thereto.

In addition, the Company has revised the Form 10 in response to the Staff’s comments and is concurrently with this letter publicly filing Amendment No. 2 to the Form 10, which reflects those revisions. Page numbers in the text of the Company’s responses below correspond to page numbers in the Form 10, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10.

Amendment No. 1 to Registration Statement on Form 10-12G filed April 4, 2024

Overview, page 1

1.	We note your revisions pursuant to comment 2 and reissue in part. While your response to our comments explains your basis of belief for the claims in question, some of these claims still remain in the registration statement, such as on pages 1, 2, 10, and 31. Please revise to either include the basis of belief contained in your response to comment 2, or remove references to such claims.

Response: In response to the Staff’s comment, the Company has revised the Form 10 to include the requested disclosure in footnotes 1 and 3 on page 1.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 48

2.	We note your response to comment 11 and reissue in part. Please revise to include in the relevant footnote or elsewhere that voting and investment power of AVI Mezz Co LP is jointly held by three natural persons, one of whom is Mr. Hoehn-Saric.

Response: In response to the Staff’s comment, the Company has included the requested disclosure in footnote 2 to the table on page 49 of the Form 10.

* * * * *

Keypath Education International, Inc.

April 22, 2024

In connection with responding to the Staff’s comments, the Company acknowledges that it is responsible for the accuracy and adequacy of the disclosures in its filings, notwithstanding any review, comments, action or absence of action by the Staff.

We believe that the responses above fully address the comments in the Letter. If you have any questions regarding the Form 10 or the above responses, please contact the undersigned at (847) 597-6341 or Eric.Israel@keypathedu.com or Alyse Sagalchik of our U.S. counsel, Katten Muchin Rosenman LLP, at (312) 902-5426 or Alyse.Sagalchik@katten.com.

Sincerely,

/s/ Eric Israel
Eric Israel
General Counsel

cc:	Peter Vlerick, Chief Financial Officer, Keypath Education International, Inc.

Mark Wood, Katten Muchin Rosenman LLP

Alyse Sagalchik, Katten Muchin Rosenman LLP